THIS DOCUMENT IS A COPY OF THE SCHEDULE 13G FILED ON 2/18/97 PURSUANT TO A RULE 201 TEMPORARY HARDSHIP EXEMPTION.



                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13G



           INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (Amendment No.      )



                            THOMASTON MILLS, INC.
                   -----------------------------------------
                               (Name of Issuer)




               Common Stock, $1 Par Value - Class A and Class B
               ------------------------------------------------
                        (Title of Class of Securities)



                            884569 20 3 - Class A
                            884569 10 4 - Class B
                   -----------------------------------------
                                (CUSIP Number)





Check the following box if a fee is being paid with this statement  / /.
(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                       (Continued on following page(s))

                              Page 1 of 3 Pages

CUSIP NO.  884569 10 4             SCHEDULE 13G        PAGE   2   OF   3   PAGES
         ---------------------                              -----    -----
           884569 20 3
  (1)     NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                 William H. Hightower, Jr.
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (A)   [   ]
                                                                    (B)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     CITIZENSHIP OR PLACE OF ORGANIZATION
                U.S.A.
          ---------------------------------------------------------------------

                       (5)     SOLE VOTING POWER
                                  20,952  Class B Voting
  NUMBER OF                      144,966  Class A Non Voting
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (6)     SHARED VOTING POWER
  OWNED BY                        77,016  Class B Voting
    EACH                         231,048  Class A Non Voting
  REPORTING            --------------------------------------------------------
 PERSON WITH           (7)     SOLE DISPOSITIVE POWER
                                  20,952  Class B Voting
                                 144,966  Class A Non Voting
                       --------------------------------------------------------
                       (8)     SHARED DISPOSITIVE POWER
                                  77,016  Class B Voting
                                 231,048  Class A Non Voting
                       --------------------------------------------------------

  (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   97,968  Class B Voting
                  376,014  Class A Non Voting
          ---------------------------------------------------------------------

 (10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
          SHARES*                                                         [   ]

          ---------------------------------------------------------------------

 (11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                   6.01%   Class B Voting
                   7.66%   Class A Non Voting
          ---------------------------------------------------------------------

 (12)     TYPE OF REPORTING PERSON*
                        IN
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13G - PAGE 3

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


Signature: After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. This annual amendment is made to update previous filing. No filing fee is due.



Dated: December 31, 1996.




                                    /s/ Wm. H. Hightower, Jr.
                                    -------------------------
                                            Signature



                                    Wm. H. Hightower, Jr., 1 Poplar Drive
                                                      Thomaston, GA 30286
                                    -------------------------------------
                                    Name                    Address